UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.     )*

Global BPO Services Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

378981 10 4

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378981 10 4

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Trillium Capital LLC 26-0504882
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 shares
6. Shared Voting Power 3,419,313 shares
7. Sole Dispositive Power 0 shares
8. Shared Dispositive Power 3,419,313 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,419,313 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9. 8.75%(1)
12.	Type of Reporting Person (See Instructions) OO

Notes:

(1) Based upon 39,062,500 shares of common stock outstanding on November 20, 2007.

CUSIP No. 378981 10 4

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). R. Scott Murray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 shares
6. Shared Voting Power 3,419,313 shares
7. Sole Dispositive Power 0 shares
8. Shared Dispositive Power 3,419,313 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,419,313 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9. 8.75%(1)
12.	Type of Reporting Person (See Instructions) IN

Notes:

(1) Based upon 39,062,500 shares of common stock outstanding on November 20, 2007.

CUSIP No. 378981 10 4

Item 1(a).	Name of Issuer

Global BPO Services Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices

125 High Street, 30th Floor Boston, MA 02110

Item 2(a).	Name of Person Filing

(i) Trillium Capital LLC, a Delaware limited liability company; and

(ii) R. Scott Murray, who is President of Trillium Capital LLC and controls its business activities with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.

Trillium Capital LLC and Mr. Murray are hereinafter collectively referred to as the “Reporting Persons.” Any disclosure herein with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 125 High Street, 30th Floor, Boston, Massachusetts 02110.

Item 2(c).	Citizenship

Trillium Capital LLC is organized as a limited liability company under the laws of the State of Delaware. Mr. Murray is a United States citizen.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

378981 10 4

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

A. Trillium Capital LLC

	(a)	Amount beneficially owned:

3,419,313 shares of Common Stock

	(b)	Percent of class:

8.75% The percentages used herein and in the rest of this Schedule 13G are calculated based upon 39,062,500 shares of common stock outstanding on November 20, 2007.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0 shares

(ii) Shared power to vote or to direct the vote:

3,419,313 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of:

0 shares

(iv) Shared power to dispose or to direct the disposition of:

3,419,313 shares of Common Stock

B. R. Scott Murray

	(a)	Amount beneficially owned:

3,419,313 shares of Common Stock

	(b)	Percent of class:

8.75%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0 shares

(ii) Shared power to vote or to direct the vote:

3,419,313 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of:

0 shares

(iv)	Shared power to dispose or to direct the disposition of:

3,419,313 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008

TRILLIUM CAPITAL LLC

By:	/s/ R. Scott Murray
Name:	R. Scott Murray
Title:	President

February 12, 2008

By:	/s/ R. Scott Murray
Name:	R. Scott Murray

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated February 12, 2008 by and between Trillium Capital LLC and R. Scott Murray.

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

February 12, 2008

TRILLIUM CAPITAL LLC

By:	/s/ R. Scott Murray
Name:	R. Scott Murray
Title:	President

February 12, 2008

By:	/s/ R. Scott Murray
Name:	R. Scott Murray